# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: PMGC Holdings Inc., CIK 0001840563
CUSIP: 28622K302
Title of class of securities: Series B Preferred Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 120 Newport Center Drive, Ste. 249, Newport Beach, California (CA), 92660
Date of event which requires filing of this statement: 03/26/2025
Filed by CIK 0002003447
Persons authorized to receive notices and communications: Ross D. Carmel, Esq., Sichenzia Ross Ference Carmel LLP, 1185 Avenue of the Americas, 31st Floor, New York, New York (NY), 10036, (212) 658-0458

## Reporting persons
- Graydon Bensler (CIK 0002003447): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 3,036,437; shared voting power 0; sole dispositive power 3,036,437; shared dispositive power 0; aggregate amount beneficially owned 3,036,437 (47.64% of the class)
  Comment: Mr. Bensler holds non-trading, non-convertible Series B preferred stock of PMGC Holdings, Inc. (the "Series B Preferred Stock") through GB Capital Ltd, a British Columbia, Canada corporation wholly owned Mr. Bensler ("GB Capital") as a signing bonus pursuant to the Second Amended and Restated Consulting Agreement between the Issuer and GB Capital, as amended. Holders of the Series B Preferred Stock have no conversion rights and no rights to dividends, unless the board of directors of the Issuer determines in its sole discretion to issue dividend payments to such holders. The Series B Preferred Stock also have no liquidation preference over any other class or series of capital stock of the Issuer. Each share of Series B Preferred Stock has one (1) vote per share on all matters. Mr. Bensler owns 47.64% of 6,372,874 shares of the Issuer's Series B Preferred Stock issued and outstanding as of March 26, 2025.

## Item 1. Security and Issuer
Title of class of securities: Series B Preferred Stock, par value $0.0001 per share
Name of issuer: PMGC Holdings Inc.
Address of issuer's principal executive offices: 120 Newport Center Drive, Ste. 249, Newport Beach, California (CA), 92660

## Item 2. Identity and Background
Name of person filing: Graydon Bensler (the "Reporting Person" or "Mr. Bensler")
Residence or business address: c/o PMGC Holdings Inc., 120 Newport Center Drive, Ste. 249, Newport Beach, CA
Present principal occupation or employment:
The principal occupation of the Reporting Person is Chief Executive Officer, Chief Financial Officer, and Director of PMGC Holdings Inc.

Mr. Bensler is also the director and owner of GB Capital Ltd, a British Colombia, Canada corporation ("GB Capital"), located at 1383 west 8th avenue, Vancouver, BC, V6H 3W4 Canada.

Mr. Bensler is also a director of Qualigen Therapeutics, Inc., located at 5857 Owens Avenue, Suite 300, Carlsbad, California 92008.
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship: Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: PMGC Holdings Inc. (the "Issuer") entered into a consulting agreement with GB Capital Ltd, a British Colombia, Canada corporation ("GB Capital"), owned and managed by Mr. Bensler effective June 1, 2020 and amended on July 1, 2024. On October 25, 2024, the Issuer entered into the Second Amended and Restated Consulting Agreement with GB Capital (the "Second Amended GB Capital Consulting Agreement") which stipulated that GB Capital was entitled to payment of a $75,000 signing bonus to be payable in the form of the Issuer's Series B Preferred Stock, subject to shareholder approval. On March 26, 2025, at a special meeting of the Issuer's shareholders (the "Shareholders"), the Shareholders approved the issuance of 3,036,437 shares of non-trading, non-convertible Series B Preferred Stock to GB Capital under the Second Amended GB Capital Consulting Agreement.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person holds the Series B Preferred Stock of the Issuer for investment purposes.

The Reporting Person may, from time to time, acquire additional shares of Series B Preferred Stock, and/or retain and/or sell all or a portion of the shares of Series B Preferred Stock held by the Reporting Person in the open market or in privately negotiated transactions, and/or may distribute the Series B Preferred Stock held by the Reporting Person to other entities. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person's review of numerous factors, including, among other things, the price levels of the Series B Preferred Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor's need for liquidity, and other future developments.

Any future acquisitions of Series B Preferred Stock by the Reporting Person will be subject to the Company's policies, including its insider trading policy, as applicable.

Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Mr. Bensler owns 3,036,437 shares of the Issuer's Series B Preferred Stock through GB Capital Ltd, a British Columbia, Canada corporation wholly owned Mr. Bensler. Holders of the Series B Preferred Stock have no conversion rights and no rights to dividends, unless the board of directors of the Issuer determines in its sole discretion to issue dividend payments to such holders. The Series B Preferred Stock also have no liquidation preference over any other class or series of capital stock of the Issuer. Each share of Series B Preferred Stock has one (1) vote per share on all matters.

Mr. Bensler owns 47.64% of 6,372,874 shares of the Issuer's Series B Preferred Stock issued and outstanding as of March 26, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Bensler has the sole power to vote and to dispose of the total amount of shares of Series B Preferred Stock held by GB Capital, a company owned and controlled by Mr. Bensler as described in Item 5(a) above.
Transactions in the class effected during the past sixty days: See Item 3 above.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See Item 3 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Graydon Bensler: /s/ Graydon Bensler, Graydon Bensler, Self (03/28/2025)